TIOMIN RESOURCES INC.

News Release (T...

TIOMIN ANNOUNCES CLOSING OF RADIANT BUSINESS COMBINATION

TORONTO - September 26, 2008 - Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) is pleased to announce the completion of the previously announced business combination between Tiomin and Radiant Resources Inc. ('Radiant') (TSX-V: RRS) (the 'Transaction').

Under the terms of the Transaction, Tiomin has acquired all of the outstanding common shares, common share purchase warrants and compensation options of Radiant in exchange for common shares, common share purchase warrants and compensation options of Tiomin, as appropriate. In particular, holders of common shares and common share purchase warrants of Radiant will receive one Tiomin common share or common share purchase warrant in exchange for one Radiant common share or common share purchase warrant, as the case may be, held immediately prior to the effective date of the Transaction (the "Effective Date"). Holders of compensation options of Radiant will receive one unit (a "Unit") for every one compensation option of Radiant held immediately prior to the Effective Date, each Unit consisting of one common share of Tiomin and one common share purchase warrant of Tiomin. Options of Radiant will be exchanged for options of Tiomin at the sole discretion of the Corporation.

As at September 25, 2008, the share capital of Radiant consisted of 30,044,988 common shares on an undiluted basis, and 42,328,953 calculated on a fully diluted basis. Tiomin issued approximately 28,898,635 million common shares to Radiant shareholders and has reserve an additional 9,608,509 common shares for issuance upon exercise of the common share purchase warrants and compensation options issued to Radiant securityholders. Following the completion of the transaction, Tiomin has an aggregate of 474,263,803 common shares outstanding. The common shares of Tiomin issued in connection with the transaction are listed on the Toronto Stock Exchange. The common shares of Radiant will be halted today and will subsequently be de-listed from the TSX Venture Exchange.

Rationale for the Transaction

Tiomin has cash and seeks good quality exploration properties. Radiant has a portfolio of exploration properties in the Altay Shan mineral belt in Xinjiang, northwestern China, in an area with a known history of mining activity. Radiant has established a joint venture with Xinjiang Baodi Mining Co. (Baodi), which is owned by the provincial government. Radiant and Baodi own a joint venture company, Xinjiang Pacific Resources Corporation ('XPR'), which owns the portfolio of exploration properties that are of interest to Tiomin. Radiant has satisfied the contractual requirements to increase its ownership of XPR from 51% to 70% and is in the process of registering this change. Radiant has a right to earn up to 90% of XPR.

Recent geophysics by Radiant identified prospective exploration targets in proximity to the underground Ashele Mine ('Ashele'), which is a Volcanic Massive Sulfide ('VMS') type mine. Ashele is reported in China to contain 36 million tonnes of ore grading 2.43% Cu, 1.08% Zn and 0.45 g/t Au. In other locations around the world, VMS mines are found to occur in clusters. Examples are the South Urals region of Russia, the Iberian Pyrite Belt in Spain and Portugal, the Bathurst and Noranda areas of Canada and the Rudny Altay region of Kazakhstan and Russia.

Radiant believes that the area around Ashele is under-explored and may contain other VMS deposits. Radiant's competent team in China provides a strong platform for acquiring and developing a minerals exploration portfolio that could realize synergistic benefits with Tiomin's largest shareholder, Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies.

About Tiomin Resources Inc.
Tiomin is maximizing shareholder value by the acquisition, exploration and development of industrial mineral, gold and base metal projects. Jinchuan, one of China's largest mining companies, owns 20% of Tiomin.

Tiomin has three main assets: $23.7 million of cash at June 30, 2008, a 49% interest in the Pukaqaqa copper and gold project in Peru and a 100% interest in the Kwale titanium project in Kenya. Tiomin's share price currently only reflects the value of its cash position and it receives no value for its other assets in Peru or Kenya. Tiomin is also working to optimize the value of its shares by acquiring, or investing in, other prospective exploration properties.

Tiomin and its 51% partner at Pukaqaqa, Compañia Minera Milpo S.A. ('Milpo'), have an existing NI 43-101 measured and indicated copper resource and scoping study at Pukaqaqa, and also recently expanded its land position through the acquisition of the Puka Sur property. Tiomin and Milpo plan an extensive exploration program in 2008/09 aimed at increasing the resources.

In Kenya, TKL's obligations under Kwale's mining lease remain subject to *Force Majeure* while the GoK completes the remaining conditions that will be required by lenders to finance Kwale. Tiomin expects that with Jinchuan's planned acquisition of a 70% interest in TKL, the Kwale project will be developed.

Tiomin also owns a 17.9% interest in Kivu Gold Corporation, a company focused on mineral exploration in sub-Saharan Africa.

To find out more about Tiomin Resources Inc. and Radiant Resources Inc., please visit the company websites at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller & Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

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